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                             AuGRID OF NEVADA, INC.
                              2275 EAST 55TH STREET
                              CLEVELAND, OHIO 44103

                                February 20, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re: Withdrawal of Registration Statement No. 333-70872 on Form SB-2, as amended

Gentlemen:

On October 3, 2001, AuGRID of Nevada, Inc., a Nevada corporation ("AuGRID") filed with the Securities and Exchange Commission (the "Commission") AuGRID's Registration Statement No. 333-70872 on Form SB-2, and on October 31, 2001, AuGRID filed Amendment No.1 thereto (as amended, the "Registration Statement").

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), AuGRID hereby applies to the Commission for withdrawal of the Registration Statement. AuGRID has no present intention to conduct the public offering at any time in the foreseeable future. Moreover, although the Registration Statement has not been declared effective, it contains information that may no longer accurately describe AuGRID's operations and financial condition. Accordingly, AuGRID believes it would be consistent with the public interest and the protection of investors to withdraw the Registration Statement immediately.

No securities have been sold in connection with the offering to which the Registration Statement relates, and AuGRID does not intend to undertake a private offering at this time. If that intent should change, any private offering will be undertaken in reliance on Rule 155(c) promulgated under the Securities Act. AuGRID both understands and acknowledges the requirements of Rule 155(c).

                                       Very truly yours,

                                       /s/ M. J. Shaheed
                                       -----------------
                                       M. J. Shaheed
                                       President and Chief Executive Officer